UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41611

Hesai Group

10th Floor, Building A

No. 658 Zhaohua Road, Changning District

Shanghai 200050

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Exhibit Index

99.1	Press Release — Hesai Group to Hold 2026 Second Extraordinary General Meeting on August 28, 2026
99.2	Announcement — Continuing Connected Transactions with Sharpa - Revision of Annual Cap under the Revised Supply of Products Framework Agreement
99.3	Circular for 2026 Second Extraordinary General Meeting
99.4	Notice of 2026 Second Extraordinary General Meeting
99.5	Form of Proxy for 2026 Second Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hesai Group

	By	:	/s/ Yifan Li
	Name	:	Yifan Li
	Title	:	Chief Executive Officer

Date: July 31, 2026